Resolution of the Board of Directors

On December 20, 2013, the Board of Directors of POSCO(“Board of Directors”) has resolved as follows:

1) Participation in a Capital Increase of POSCO Plantec Co., Ltd.

The Board of Directors resolved to participate in a capital increase of KRW 29 billion in POSCO Plantec Co., Ltd. (“POSCO Plantec”). After the particitaion, POSCO will own 34.5% of the total issued and outstanding shares of POSCO Plantec.

2) Contribution to POSCO Employee Welfare Fund

The Board of Directors resolved to contribute an aggregate amount of KRW 58.9 billion to POSCO Employee Welfare Fund in the months of February and August of year 2014.